

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 16, 2015

<u>Via Email</u>
Mr. John C. Shea
Chief Financial Officer
Healthcare Services Group, Inc.
3220 Tillman Drive, Suite 300
Bensalem, Pennsylvania 19020

>   **Re: Healthcare Services Group, Inc.**
>   **Form 10-K for the year ended December 31, 2014**
>   **Filed February 19, 2015**
>   **File No. 000-12015**

Dear Mr. Shea:

   We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

>   Sincerely,
>
>   /s/ Robert S. Littlepage, for
>
>   Larry Spirgel
>   Assistant Director